Exhibit 99.1

Grupo Financiero Galicia S.A. Announces Primary Follow-on Offering

BUENOS AIRES, September 8, 2017 – Grupo Financiero Galicia S.A. (NASDAQ: GGAL; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: GGAL, the “Company”), one of Argentina’s largest financial services groups, announced today the commencement of a global primary follow-on offering, consisting of (i) an international offering in the United States and other countries outside of Argentina of American Depositary Shares (the “ADSs”), each representing 10 Class B ordinary shares of the Company (“Class B Shares”), which will be registered with the U.S. Securities and Exchange Commission (the “SEC”), (ii) an offering of Class B Shares in Argentina and (iii) a preferential rights offering of Class B Shares to the Company’s existing shareholders in Argentina. The portions of the global offering conducted in Argentina will be not registered with the SEC and are not addressed to persons in the United States. In the aggregate, 130,434,600 of the Company’s Class B Shares, including Class B Shares represented by ADSs, are being offered by the Company. The preferential subscription period will expire on or about September 26, 2017. In connection with the international offering, the Company intends to grant the international underwriters an option to purchase up to 19,565,190 additional Class B Shares, including Class B Shares represented by ADSs, at the public offering price within 30 days after the execution of the underwriting agreement.

BofA Merrill Lynch and UBS Investment Bank are acting as joint bookrunners in the international offering. Banco de Galicia y Buenos Aires S.A. is acting as the placement agent for the offering in Argentina.

The global offering is expected to price on or about September 26, 2017, subject to market conditions.

A registration statement on Form F-3 and a prospectus supplement relating to the ADSs have been filed with the SEC.

Copies of the prospectus supplement relating to the ADSs may be obtained from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte NC 28255-0000, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by email at ol-prospectus-request@ubs.com, or by telephone at +1 (888) 827-7275. The registration statement and the prospectus supplement are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities referred to herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Argentine public offering has been authorized by the Comisión Nacional de Valores (“CNV”), the Argentine securities regulator, pursuant to Resolution No.18,927 dated Sepember 7, 2017. The CNV authorization means only that the information requirements of the CNV have been satisfied. The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.